EXHIBIT 3.2

Amended Article III, Section 2 of the Company’s Bylaws.

ARTICLE III

Board of Directors

Section 2.          Number, Qualification, and Term of Office. The number of directors which shall constitute the whole Board of Directors shall not be less than three nor more than nine. Within the limits above specified, the number of directors which shall constitute the whole Board of Directors shall be determined by resolution of the Board of Directors or by the shareholders at any annual or special meeting or otherwise pursuant to action of the shareholders. Directors need not be shareholders. The directors shall be elected at the annual meeting of the shareholders, except as provided in Section 4 and 5 of this Article III, and each director elected shall hold office until the annual meeting next after his election and until his successor is elected and qualified, or until his death or retirement or until he shall resign or shall be removed in the manner hereinafter provided. Such election shall be by written ballot.